Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Netflix, Inc.:

We consent to the use of our report dated February 24, 2009, with respect to the consolidated balance sheets of Netflix, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference herein, which report appears in the December 31, 2008 annual report on Form 10-K of Netflix, Inc, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Mountain View, California

December 2, 2009